EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS SECOND QUARTER EARNINGS OF $24 MILLION

HOUSTON, July 22, 2005 - ExpressJet Holdings, Inc. (NYSE:XJT) today reported second quarter net income of $24.3 million, or $0.41 diluted earnings per share. The company continued to maintain its strong operating performance and cost controls while expanding its operational complexity and regional jet fleet.

During the quarter, the company's ExpressJet Airline subsidiary achieved a 13 percent increase in block hours over the same period in the prior year and maintained excellent operations with a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. "Everyone at ExpressJet did a great job this quarter maintaining our excellent operation despite unexpectedly bad weather and high passenger load factors," said ExpressJet President and CEO Jim Ream.

SECOND QUARTER REVIEW AND HIGHLIGHTS

Operational Review

Second quarter operating revenue increased 5 percent to $388.7 million, versus $370.8 million in the second quarter of 2004. Compared to the same period last year, the company's ExpressJet Airlines subsidiary grew its capacity by 16 percent to 3.0 billion available seat miles, with block hours increasing 13 percent to 207,425. Revenue passenger miles were up 18 percent, resulting in a 1.0 point year-over-year increase in load factor to 74.2 percent. The airline achieved a 99.9 percent controllable completion factor during the second quarter, which excludes cancellations due to weather and air traffic control. The airline's overall completion rate for the quarter was 98.9 percent.

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During second quarter 2005, ExpressJet Airlines accepted six deliveries of Embraer's extended-range ERJ-145XR, a 50-seat regional jet capable of flights of 1,500 miles, bringing the company's total operating fleet to 256 jets at June 30, 2005. Additionally during the quarter, ExpressJet announced new service to two Mexican destinations - Durango and Queretaro - from Los Angeles International Airport and new nonstop services between Tikal/Flores, Guatemala and Chattanooga, Tenn. from Houston's George Bush Intercontinental Airport.

Additionally, on July 6, 2005, ExpressJet Airlines announced a tentative four-year agreement with its flight attendants, represented by International Association of Machinists and Aerospace Workers (IAM). The tentative agreement will require ratification by a vote of the approximately 1,200 IAM members.

Financial Review

ExpressJet's second quarter 2005 operating income reflected a 10.3 percent operating margin, as compared with an operating margin of 13.5 percent for the 2004 second quarter. These results are in line with the rate structure set during the company's 2005 rate resetting process with Continental Airlines, Inc. The additional 0.3 percentage points to the 10 percent operating margin targeted in the capacity purchase agreement derives mainly from performance incentive payments, offset slightly by other costs excluded from the capacity purchase agreement.

ExpressJet ended the quarter with $224.2 million in cash, cash equivalents and short-term investments, including $6.3 million in restricted cash. During the quarter, the company made a scheduled principal and interest payment of $27.9 million on its note payable to Continental. The outstanding balance of the note payable to Continental at quarter end was $72.0 million, with the next scheduled principal payment due on September 30, 2005.

Capital expenditures for the second quarter of 2005 totaled $3.5 million (net of sales of fixed assets and parts), compared with $7.2 million (net of sales of fixed assets) for the same period in 2004. ExpressJet anticipates capital expenditures of approximately $15.0 million for the remainder of 2005.

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ExpressJet announced the purchase of a non-controlling interest in Wing Holdings, LLC on June 17, 2005. Wing Holdings is a full-service aviation company specializing in high-quality aircraft charter and management, airframe maintenance, avionics installations and aircraft painting.

Additionally, on July 14, 2005, ExpressJet announced that its board of directors authorized the expenditure of up to $30 million to repurchase shares of its common stock.

ExpressJet will conduct a telephone briefing to discuss its second quarter results Friday, July 22 at 10:00 a.m. EDT (9:00 a.m. CDT). A live webcast of this briefing will be available online at www.expressjet.com - investor relations.

CORPORATE BACKGROUND

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc., which operates a fleet of 257 Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and ExpressJet Services, LLC, which provides third-party maintenance services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

The statements in this document that refer to plans and expectations, including capital expenditures for 2005, are forward-looking statements involving a number of risks and uncertainties. Many factors could affect the company's actual results, and variances from current expectations regarding such factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact the company's revenues, operating results and capacity include: its dependence on the capacity purchase agreement with Continental; its dependence on Continental's financial and operational stability; its aircraft and facility leases with Continental; the ability to implement its growth strategy; its ability to enhance the value of its investments; certain tax matters; deliveries of additional aircraft; flight disruptions as a result of operational matters; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in filings with the Securities and Exchange Commission, including the company's 2004 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

		Three Months Ended June 30,		
		2005	**2004**	**Increase/ (Decrease)**
Operating Revenue	$	388,663	$ 370,849	4.8%
Operating Expenses:				
Wages, salaries and related costs		85,944	77,285	11.2%
Aircraft rentals		76,211	69,590	9.5%
Aircraft fuel and related taxes		53,132	46,893	13.3%
Maintenance, materials and repairs		45,711	36,763	24.3%
Ground handling		23,386	26,625	(12.2%)
Other rentals and landing fees		27,374	22,159	23.5%
Outside services		6,203	6,638	(6.6%)
Depreciation and amortization		6,037	5,834	3.5%
Other operating expenses		24,679	28,911	(14.6%)
		348,677	320,698	8.7%
Operating Income		39,986	50,151	(20.3%)
Nonoperating Income (Expense):				
Interest expense		(2,850)	(3,004)	(5.1%)
Interest income		1,989	723	n/m
Capitalized interest		146	114	28.1%
Other, net		132	10	n/m
		(583)	(2,157)	(73.0%)
Income before Income Taxes and Dividends		39,403	47,994	(17.9%)
Income Tax Expense		15,055	18,334	(17.9%)
Net Income		24,348	29,660	(17.9%)
Basic EPS	$	0.45	$ 0.55	(18.2%)
Diluted EPS	$	0.41	$ 0.49	(16.3%)
Operating Margin		10.3%	13.5%	(3.2pts)
Basic Shares Used for EPS Calculation		54,304	54,202	0.2%
Diluted Shares Used for EPS Calculation		61,886	61,754	0.2%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Six Months Ended June 30,		Increase/
	2005	**2004**	**(Decrease)**
Operating Revenue	$ 764,064	$ 734,883	4.0%
Operating Expenses:			
Wages, salaries and related costs	170,416	156,474	8.9%
Aircraft rentals	150,536	137,201	9.7%
Aircraft fuel and related taxes	101,681	90, 045	12.9%
Maintenance, materials and repairs	89,036	74,815	19.0%
Ground handling	47,136	51,140	(7.8%)
Other rentals and landing fees	51,843	42,650	21.6%
Outside services	14,577	16,677	(12.6%)
Depreciation and amortization	11,974	11,596	3.3%
Other operating expenses	48,094	55,511	(13.4%)
	685,293	636,109	7.7%
Operating Income	78,771	98,774	(20.3%)
Nonoperating Income (Expense):			
Interest expense	(5,709)	(6,040)	(5.5%)
Interest income	3,471	1,366	n/m
Capitalized interest	322	233	38.2%
Other, net	171	133	28.6%
	(1,745)	(4,308)	(59.5%)
Income before Income Taxes and Dividends	77,026	94,466	(18.5%)
Income Tax Expense	29,399	36,086	(18.5%)
Net Income	47,627	58,380	(18.4%)
Basic EPS	$ 0.88	$ 1.08	(18.5%)
Diluted EPS	$ 0.80	$ 0.97	(17.5%)
Operating Margin	10.3%	13.4%	(3.1 pts)
Basic Shares Used for EPS Calculation	54,294	54,199	0.2%
Diluted Shares Used for EPS Calculation	61,879	61,769	0.2%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS	Three Months Ended June 30,		Increase/ (Decrease)
	2005	**2004**	
Revenue passenger miles (RPM) (millions)	2,246	1,906	17.8%
Available seat miles (ASM) (millions)	3,026	2,603	16.3%
Passenger load factor	74.2%	73.2%	1.0 pts
Block hours	207,425	184,055	12.7%
Departures	114,485	101,588	12.7%
Operating cost per available seat mile (cents) [1]	11.52	12.32	(6.5%)
Operating cost per block hour (dollars) [1]	1,680	1,742	(3.6%)
Average fuel cost per available seat mile (cents)	1.76	1.80	(2.2%)
Average price per gallon of fuel (cents)	71.2	71.2	—%
Fuel gallons consumed (millions)	74.6	65.9	13.2%
Average length of aircraft flight (miles)	542	526	3.0%
Actual aircraft in fleet at end of period	256	235	8.9%
Average daily utilization of each aircraft	9 hrs 2 min	8 hrs 44 min	3.4%
Controllable completion factor	99.9%	99.9%	—pts
Completion factor	98.9%	98.3%	0.6 pts

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS	Six Months Ended June 30,		Increase/ (Decrease)
	2005	**2004**	
Revenue passenger miles (RPM) (millions)	4,198	3,448	21.8%
Available seat miles (ASM) (millions)	5,766	5,003	15.3%
Passenger load factor	72.8%	68.9%	3.9 pts
Block hours	398,700	353,156	12.9%
Departures	218,123	196,889	10.8%
Operating cost per available seat mile (cents) [1]	11.88	12.71	(6.5%)
Operating cost per block hour (dollars) [1]	1,718	1,801	(4.6%)
Average fuel cost per available seat mile (cents)	1.76	1.80	(2.2%)
Average price per gallon of fuel (cents)	71.2	71.2	—%
Fuel gallons consumed (millions)	142.8	126.5	12.9%
Average length of aircraft flight (miles)	542	521	4.0%
Actual aircraft in fleet at end of period	256	235	8.9%
Average daily utilization of each aircraft	8 hrs 49 min	8 hrs 29 min	4.0%
Controllable completion factor	99.9%	99.8%	0.1 pts
Completion factor	98.5%	98.5%	—pts

(1)　Operating cost per available seat mile and block hour are calculated using operating costs related to our flight operations.

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STATISTICAL INFORMATION

PERFORMANCE MEASURES:	Three Months Ended June 30,		Increase/ (Decrease)
	2005	**2004**	
Operating margin per the capacity purchase agreement (CPA) [1]	10.0%	11.5%	(1.5pts)
Adjustments:			
Add: excluded labor [2]	—%	2.4%	(2.4pts)
Add: other costs excluded from the CPA	(0.3%)	(1.2%)	0.9pts
Add: Incentives [3] and other revenues excluded from CPA	0.6%	0.8%	(0.2pts)
Actual operating margin as reported	10.3%	13.5%	(3.2pts)

(1)   Under the capacity purchase agreement, the operating margin for 2004 was to be between 8.5% and 11.5% each quarter, but excluded the effect of any unanticipated changes in most labor costs, performance incentive payments and miscellaneous revenues and costs related to services provided to other customers. Following the 2005 rate resetting, this margin cap was set at 10.0% effective January 1, 2005, including unanticipated changes in labor costs, to the extent the results do not drive the margin below the margin floor (8.5%). The company will continue to receive incentive payments (see (3) below), which may bring its operating margin above 10%

(2)   Excluded labor impact on operating margin is only related to the operating margin pursuant to the capacity purchase agreement for the 2004 calculation

(3)   The performance incentive payments were made to the company primarily due to our high controllable completion factor (which excludes weather and air traffic control cancellations) of 99.9% for the three months ended June 30, 2005 and 2004, as compared to its historical benchmark controllable completion factor of 99.2% and 98.8% for the respective corresponding periods. As part of the 2005 rate resetting, the company is only required to pay Continental a penalty for controllable completion factors below 99.5% instead of using its rapidly rising historical benchmark, which is expected to exceed 99.5% by 2006

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